Exhibit 99.1

DR. REDDY’S LABORATORIES LIMITED

Registered Office : 8-2-337, Road No.3, Banjara Hills, Hyderabad 500 034, Telangana, India

CIN : L85195TG1984PLC004507, Tel : +91 40 4900 2900, Fax : +91 40 4900 2999

Website : www.drreddys.com, E-mail : mail@drreddys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF THE SHAREHOLDERS/BENEFICIAL OWNERS OF THE EQUITY SHARES OF DR. REDDY’S LABORATORIES LIMITED

This Public Announcement (“Public Announcement”) is made in relation to the Buyback of equity shares (as defined below) by Dr. Reddy’s Laboratories Limited (the “Company”) from the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE” and together with the BSE, the “Stock Exchanges”), pursuant to the provisions of Regulation 15(c) and 15(d) of, and in compliance with, the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (including any statutory modification(s), or re-enactment for the time being in force) (“Buyback Regulations”). This Public Announcement contains disclosures as specified in Schedule II of the Buyback Regulations.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Part A of Schedule II of the Buyback Regulations

1.	Details of the Buyback & Buyback Price

1.1	The Board of Directors of the Company (the “Board”) approved the proposal for the Buyback (as defined below) by the Company of its fully paid up equity shares with a face value of Rs. 5 each (Rupees five each) (“Equity Shares”) at its meeting held on 17 February 2016 (“Board Approval”). The shareholders of the Company (“Shareholders”) approved the proposal for the Buyback by the Company of its equity shares through postal ballot by a special resolution dated 1 April 2016 (“Shareholders’ Approval”).

1.2

The Board in the aforementioned meeting, and the shareholders by way of a special resolution dated 1 April 2016, passed by postal ballot, in accordance with Article 61 of the Articles of Association of the Company and pursuant to the provisions of Sections 68, 69, 70 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”) and Rules made thereunder and in compliance with the Buyback Regulations (including any amendments, statutory modification(s) or re-enactments thereof, for the time being in force) and, subject to such other approvals, permissions and sanctions as may be necessary, and subject to such conditions and modifications, if any, as may be prescribed or imposed by such regulatory authorities, while granting such approvals, permissions and sanctions, approved the Buyback by the Company of its fully paid up equity shares for an aggregate amount not exceeding Rs.15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only), excluding transaction costs (“Transaction Costs”) viz. brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty (“Maximum Buyback Size”), being 14.9% of the total paid up share capital and free reserves of the Company based on the audited financial statements of the Company as at 31 March 2015 (being the date of the last audited financial statements of the Company), for a price not exceeding Rs. 3,500/- (Rupees three thousand five hundred only) per equity share (“Maximum Buyback Price”) from all shareholders of the Company (including persons who become shareholders, by cancelling American Depository Shares (ADS) held by them and receiving the underlying equity shares but excluding promoters and promoter group of the Company (“Promoters”) under the Buyback Regulations and the Act (the “Buyback”).

1.3	The number of equity shares bought back will not exceed 25% of the total paid up equity capital of the Company. The Company will comply with the requirement of maintaining a minimum public shareholding of at least 25% of the total paid up equity share capital of the Company as provided under Regulation 38 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, during the Buyback period and upon completion thereof.

1.4	The Buyback will be implemented by the Company from out of its securities premium account and other free reserves and in accordance with Regulation 4(1)(b)(ii) of the Buyback Regulations and shall be from the open market purchases through the Stock Exchanges, through the order matching mechanism except “all or none” order matching system, as provided under the Buyback Regulations. Further, as required under the Act and Buyback Regulations, the Company shall not purchase equity shares which are partly paid up, equity shares with call-in-arrears, locked-in equity shares or non-transferable equity shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the equity shares become transferable, as applicable.

1.5	A copy of this Public Announcement is available on the Company’s website www.drreddys.com and is expected to be available on the website of the Securities and Exchange Board of India (“SEBI”) (www.sebi.gov.in) during the period of the Buyback and on the website of Stock Exchanges (www.bseindia.com) and (www.nseindia.com).

1.6	The holders of ADSs of the Company may participate in the Buyback by withdrawing his or her ADSs from the depository facility, acquiring underlying equity shares upon such withdrawal and then selling those equity shares back to the Company in the open market in India. There can be no assurance that the equity shares offered by an ADS investor in the Buyback will be accepted. ADS investors are advised to consult their legal advisors for advice prior to participating in the Buyback, including advice related to any related regulatory approvals and tax issues.

2.	Necessity for the Buyback and details thereof

2.1	In continuation of the Company’s efforts to effectively utilize its surplus cash, it is proposed to Buyback its equity shares for an aggregate amount not exceeding the Maximum Buyback Size being 14.9% of the paid up share capital and free reserves based on the audited financial statements of the Company as at 31 March 2015 through the Stock Exchange route. The Company has a strong cash flow position and the Buyback proposal aims to effectively utilize the surplus cash available. The Buyback of equity shares will result in a reduction in number of shares accompanied by a likely increase in Earnings Per Share (EPS) and Return On Capital Employed.

The Company believes that the Buyback will create long term value for continuing shareholders. The Buyback is not likely to cause any material impact on the earnings of the Company, except for the cost of financing the Buyback, being a reduction in treasury income that the Company could have otherwise earned on the funds deployed for the Buyback.

2.2	At the Maximum Buyback Price and for Maximum Buyback Size, the indicative maximum number of equity shares bought back would be 44,84,049 (forty four lacs eighty four thousand forty nine) equity shares (“Maximum Buyback Shares”). If the equity shares are bought back at a price below the Maximum Buyback Price, the actual number of equity shares bought back could exceed the indicative Maximum Buyback Shares but will always be subject to the Maximum Buyback Size.

2.3	Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. Rs.7,84,70,85,750 (Rupees seven hundred eighty four crore seventy lacs eighty five thousand seven hundred fifty only) (“Minimum Buyback Size”) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 22,42,024 (twenty two lacs forty two thousand twenty four) equity shares (“Minimum Buyback Shares”).

2.4	The actual number of equity shares bought back during the Buyback will depend upon the actual price, excluding the Transaction Costs, paid for the equity shares bought back and the aggregate consideration paid in the Buyback, subject to the Maximum Buyback Size. The actual reduction in outstanding number of equity shares would depend upon the price at which the equity shares of the Company are traded at the Stock Exchanges as well as the total number of equity shares bought back by the Company from the open market through the Stock Exchanges during the Buyback period.

3.	Basis for arriving at the Maximum Buyback Price and other details

3.1	The Maximum Buyback Price of Rs.3,500 (Rupees three thousand five hundred only) per equity share has been arrived at after considering various factors, including average of the weekly high and low of the closing share price of the equity shares of the Company on the Stock Exchanges (till 16 February 2016), the net worth of the Company and the potential impact of the Buyback on the EPS of the Company. The Maximum Buyback Price excludes the Transaction Costs viz. brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty and other expenses.

3.2	The Maximum Buyback Price represents over 18.6% premium, compared to the average of the weekly high and low of the closing prices of the equity shares of the Company on the Stock Exchanges during the 2 (two) weeks preceding the date of the Board approval (i.e. up to 16 February 2016).

3.3

The Buyback is proposed to be completed within a maximum period of 6 (six) months from the date of opening of the Buyback. Subject to the Maximum Buyback Price of Rs. 3,500 (Rupees three thousand five hundred only) per equity share for the Buyback and maximum validity period of 6 (six) months from the date of opening of the Buyback and achievement of the Minimum Buyback Size, the actual time frame and the price for the Buyback will be determined by the Board (including a committee thereof, if any, constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback), at their discretion, in accordance with the Buyback Regulations. However, in accordance with the Buyback Regulations, Buyback price for the equity shares in physical form will be determined as the volume weighted average price of the equity shares bought back, other than in the physical form, during the calendar week in which the equity shares in physical form are received by Kotak Securities Limited (“Company’s Broker”) (or in case no equity shares are bought back in the normal market during that calendar week then the previous week when the Company last bought back equity shares) and the price of equity shares tendered in physical form during the first week of the Buyback shall be the volume weighted average market price of the equity shares of the Company during the preceding calendar week.

3.4	The amount required by the Company for the Buyback (including the cost of financing the Buyback and the Transaction Costs) will be invested out of cash and bank balances/deposits and/or short term investments and/or internal accruals of the Company. The Company confirms that as required under Section 68(2)(d) of the Companies Act, the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid up equity share capital and free reserves post the Buyback.

4.	Promoter shareholding and other details

4.1	Details of aggregate shareholding in the Company of the Promoters and the Directors of the promoter, where the promoter is a Company and of Persons in Control of the Company, as on date of the postal ballot notice and statement annexed thereto (i.e. 17 February 2016), are as below:

Sl. No.	Promoter/Promoter Companies/Persons who are in control	No. of Equity Shares	%
1.	Dr. Reddy’s Holdings Limited	3,99,61,234	23.42
2.	Mr. Satish Reddy	12,05,832	0.71
3.	Ms. K Samrajyam	11,15,360	0.65
4.	Mr. G V Prasad	13,65,840	0.80
5.	Ms. G Anuradha	1,496	0.00
6.	Ms. K Deepti Reddy	0	—
7.	APS Trust	0	—
8.	VSD Holdings & Advisory LLP	0	—
9.	K Satish Reddy (HUF)	0	—
10.	Ms. G Vani Sanjana Reddy	0	—
11.	Ms. G Mallika Reddy	0	—
12.	G V Prasad (HUF)	0	—

	Total	4,36,49,762	25.58

Mr. Satish Reddy, Mr. G V Prasad, Ms. G Anuradha and Ms. K Deepti Reddy are Directors of Dr. Reddy’s Holdings Limited (Promoter Company).

4.2	Further out of above category of shareholders only Dr. Reddy’s Holdings Limited has dealt in equity shares of the Company by purchasing them during the six months prior to the date on which the Board approval was received till the date of postal ballot notice and statement annexed thereto (i.e. 17 February 2016) as per details mentioned herein below:

Particulars	Equity shares Purchased	Rate of Purchase (Rs.)	No. of equity shares after purchase
Holding as on 16 August 2015	—	—	3,97,86,934
21 August 2015	12,000	4,238.63	3,97,98,934
25 August 2015	11,250	3,964.73	3,98,10,184
08 September 2015	300	3,890.48	3,98,10,484
08 September 2015	12,200	3,892.32	3,98,22,684
22 September 2015	6,500	3,937.54	3,98,29,184
10 November 2015	30,000	3,384.79	3,98,59,184
13 November 2015	15,000	3,353.92	3,98,74,184
17 November 2015	21,450	3,439.83	3,98,95,634
27 November 2015	16,000	3,099.00	3,99,11,634
04 December 2015	9,000	3,196.76	3,99,20,634
08 December 2015	16,000	3,099.79	3,99,36,634
12 January 2016	24,600	2,907.56	3,99,61,234

Total Purchase	174,300

5.	Participation by Promoters

5.1	In accordance with the provisions of Regulation 15(b) of the Buyback Regulations, the Buyback shall not be made by the Company from the Promoters and accordingly, the Promoters, will not participate in the Buyback and they will not deal in equity shares of the Company in the Stock Exchanges or on-market or off-market transactions including inter-se transfer of shares amongst them from the date of the shareholder approval till the closing of Buyback.

6.	No Defaults

6.1	The Company confirms that there are no defaults subsisting in the repayment of deposits or interest payable thereon, redemption of debentures or preference shares, payment of dividend to any shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank.

7.	Confirmation by the Board of Directors of the Company

7.1	The Board has confirmed on the date of the Board meeting i.e. 17 February 2016 that they have made full inquiry into the affairs and prospects of the Company and that they have formed the opinion:

(i)	Immediately following the date of the Board Meeting at which the proposal for Buyback was approved i.e. 17 February 2016, and following the date on which the results of the shareholders’ resolution with regard to Buyback are declared there will be no grounds on which the Company can be found unable to pay its debts;

(ii)	As regards the Company’s prospects for the year immediately following the date of the Board Meeting at which the proposal for Buyback was approved by the Board i.e. 17 February 2016 and following the date on which the results of the Members’ resolution with regard to the Buyback are declared and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of 1 (one) year from the date of the Board Meeting at which the proposal for Buyback was approved by the Board and from the date on which the results of the Members’ resolution with regard to the Buyback are declared; and

(iii)	In forming its opinion aforesaid, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Act (including prospective and contingent liabilities).

8.	Report by the Company’s Auditors

The text of the Report of M/s. B S R & Co. LLP, the Statutory Auditors of the Company, dated 17 February 2016, addressed to the Board of Directors of the Company is reproduced below:

Quote

The Board of Directors

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills,

Hyderabad 500 034

Re: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Dr. Reddy’s Laboratories Limited (‘the Company’) in terms of the clause (xi) of Part A of Schedule II of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended).

1.	In connection with the proposal of Dr. Reddy’s Laboratories Limited (“the Company”) to buy back its equity shares in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 as amended (“the Buy Back Regulations”) , we report that:

i.	We have inquired into the state of affairs of the Company’s in relation to its audited accounts for the year ended 31 March 2015 which was approved by the shareholders of the Company at the meeting held on 31 July 2015 and the unaudited limited review financial results for the quarter and nine months ended 31 December 2015;

ii.	The amount of permissible capital payment towards Buy Back of equity shares (including premium), as stated in Annexure A, has been properly determined in accordance with the provisions of Section 68 (2) (c) of the Act and proviso to Regulation 4(1) of the Buy Back Regulations; and

iii.	The Board of Directors of the Company, in their meeting held on 17 February 2016 have formed their opinion, as specified in clause (x) of Part A of Schedule II of the Buy Back Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from that date and from the proposed date on which the results of the shareholders resolution with regard to the Buy Back are declared.

2.	Compliance with the provisions of the Act and Buy Back Regulations is the responsibility of the Company’s management. Our responsibility is to verify the factual accuracy based on our aforementioned statements. For the purpose of this report, we conducted our verification in accordance with the Guidance Note on Audit Reports and Certificates issued for special purpose issued by the Institute of Chartered Accountants of India. Our scope of work did not involve us performing any audit tests in the context of our examination. We have not performed an audit, the objective of which would be the expression of an opinion on the financial statements, specified elements, accounts or items thereof, for the purpose of this certificate. Accordingly, we do not express such opinion.

3.	This report has been issued solely in connection with the proposed Buy Back of equity shares by the Company, as stated in paragraph 1 above, and should not be used, referred or distributed for any other purpose without our prior written consent.

4.	We have no responsibility to update this certificate for events and circumstances occurring after the date of this certificate.

for B S R & Co. LLP

Chartered Accountants

ICAI Firm Registration No.: 101248W/W-100022

Supreet Sachdev

Partner

Membership No.: 205385

Place: Hyderabad

Date: 17 February 2016

Annexure A

Dr. Reddy’s Laboratories Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with Section 68 (2)(c) of the Companies Act, 2013 (the “Act”) and proviso to Regulation 4(1) of the Buy Back Regulations based on the last audited financial statements :

Particulars	Amount in INR
Paid up equity share capital (A) *	851,906,370
Free Reserves * :
- Securities premium account	19,590,881,998
- General reserve	17,268,398,555
- Surplus in the statement of profit & loss	67,619,215,358
Total free reserves (B)	104,478,495,911
Total (A + B)	105,330,402,281

Permissible capital payment – Lower of (C) and (D) below

Permissible capital payment for Buy Back from open market in Accordance with proviso to Regulation 4(1) of the Buy Back Regulation (Less than 15% of paid up capital and free reserves)	(C	)	15,799,060,340

Permissible capital payment in accordance with Section 68(2)(c) of the Act (25% of paid up capital and free reserves)	(D	)	26,333,100,572

*    the amount have been extracted from the standalone financial statements of the Company for the year ended 31 March 2015

Unquote

9.	In compliance with the provisions of the Buyback Regulations, the Company will not raise further capital for a period of 1 (one) year from the closure of the Buyback except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and the Company shall not issue any shares or specified securities including by way of bonus till the date of closure of the Buyback.

10.	The Company undertakes not to buyback its equity shares through negotiated deals whether on or off the Stock Exchanges or through spot transactions or through any private arrangements in the implementation of the Buyback. Further, the Company undertakes not to buyback equity shares which are partly paid up or with call-in-arrears or which are subject to a lock-in or which are non-transferable, until such equity shares become fully paid up, free from lock-in or freely transferable, as may be applicable.

11.	No scheme of amalgamation or compromise or arrangement is pending in relation to the Company on the date of this Public Announcement.

12.	The Company shall transfer from its free reserves and/or securities premium account a sum equal to the nominal value of the equity shares which are purchased through the Buyback to the Capital Redemption Reserve Account and the details of such transfer shall be disclosed in its subsequent audited financial statements.

13.	The Buyback is subject to such sanctions and approvals as may be required under applicable laws and regulations. The Buyback shall be subject to such necessary approvals as may be required and the Buyback from overseas corporate bodies and other applicable categories, shall be subject to such approvals of the Reserve Bank of India, if any, under the Foreign Exchange Management Act, 1999.

Part B -Disclosures in Accordance with Part B of Schedule II of the Buyback Regulations

1.	Date of Board and Shareholders approvals

The Board approval for the Buyback was granted on 17 February 2016 and the shareholders approval for the Buyback by way of postal ballot was received on 01 April 2016.

2.	Minimum and Maximum Number of Equity Shares proposed to be bought back, sources of funds and cost of financing the Buyback

2.1	As mentioned above, based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase a indicative minimum of 22,42,024 (twenty two lacs forty two thousand twenty four) equity shares (“Minimum Buyback Shares”) and based on Maximum Buyback Size and the Maximum Buyback Price, the indicative maximum number of equity shares bought back would be 44,84,049 (forty four lacs eighty four thousand forty nine) equity shares (“Maximum Buyback Shares”). If the equity shares are bought back at a price below the Maximum Buyback Price, the actual number of equity shares bought back could exceed the indicative Maximum Buyback Shares or Minimum Buyback Shares but will always be subject to the Maximum Buyback Size. Further, the number of equity shares bought back will not exceed 25% of the total paid up equity capital of the Company as on 31 March 2015 (i.e. 17,03,81,174 (Seventeen crores three lakhs eighty one thousand one hundred and seventy four) equity shares).

2.2	The Company proposes to implement the Buyback from out of its securities premium account and other free reserves. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the Transaction Costs will be invested out of cash and bank balances/deposits and/or short term investments and/or internal accruals of the Company.

2.3	As mentioned in Paragraph 2.1 of Part A above, in continuation of the Company’s efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.9% of the paid up share capital and free reserves based on the audited financial statements of the Company as at 31 March 2015 through the Stock Exchange route. The Buyback of equity shares will result in a reduction in number of shares accompanied by a likely increase in Earnings Per Share (EPS) and return on capital employed. The Company believes that the Buyback will create long term value for continuing shareholders. The Buyback is not likely to cause any material impact on the earnings of the Company, except for the cost of financing the Buyback, being a reduction in treasury income that the Company could have otherwise earned on the funds deployed for the Buyback.

3.	Proposed timetable

Activity	Date
Date of receipt of Board approval	17 February 2016
Date of receipt of shareholder approval	1 April 2016
Date of publication of the Public announcement	12 April 2016
Date of commencement of the Buyback	18 April 2016
Acceptance of equity shares accepted in dematerialised mode	Upon the relevant pay-out by the Stock Exchanges
Verification/Acceptance of equity shares accepted in the physical mode	Within 15 days of the pay-out by the Stock Exchanges

Extinguishment of equity shares / share certificates	In case the equity shares bought back are in dematerialized form, the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996, as amended and the bye-laws framed thereunder. In case the equity shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the equity shares bought back are extinguished within 7 days of the last date of completion of the Buyback

Last Date for the Buyback

Earlier of:

(a) 17 October 2016 (that is 6 months from the date of the opening of the Buyback); or

(b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or

(c) at such earlier date as may be determined by the Board (including a committee thereof, if any, constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback

4.	Process and Methodology to be adopted for the Buyback

4.1	The Buyback is open to all shareholders holding equity shares in physical form (“Physical Shares”), beneficial owners holding equity shares in dematerialised form (“Demat Shares”). The holders of American Depository Shares (“ADS”) of the Company may participate in the Buyback by withdrawing his or her ADSs from the depository facility, acquiring underlying equity shares upon such withdrawal and then selling those equity shares back to the Company in the open market in India. The Promoters shall not participate in the Buyback.

4.2	Further, as required under the Act and Buyback Regulations, the Company shall not purchase equity shares which are partly paid up, equity shares with call-in-arrears, locked-in equity shares or non-transferable equity shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the equity shares become transferable, as applicable.

4.3	The Buyback will be implemented by the Company by way of open market purchases through the Stock Exchanges, through the order matching mechanism except “all or none” order matching system, as provided under the Buyback Regulations.

4.4	For the implementation of the Buyback, the Company has presently appointed Kotak Securities Limited as the registered broker (“Company’s Broker”) through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company’s Broker are as follows:

Kotak Securities Limited

27 BKC, C-27, G Block,

Bandra Kurla Complex, Bandra (East)

Mumbai - 400051

Contact: Mr. Karl Sahukar, Tel: +91 22 4336 0827

4.5	The equity shares are traded in compulsory dematerialised mode under the trading code(s) 500124 at BSE and DRREDDY at NSE. The ISIN of the equity shares of the Company is INE089A01023. The Company has made arrangements for shareholders who hold physical shares to participate in the Buyback as mentioned below. Shareholders holding physical shares can sell their equity shares in the separate window created for the physical trading segment by the Stock Exchanges. The ADSs are traded on the New York Stock Exchange (NYSE) under the symbol ‘RDY’.

4.6	The Company, shall, commencing from 18 April 2016 (i.e. the date of opening of the Buyback), place “buy” orders on the BSE and/or NSE on the normal trading segment to Buyback the equity shares through the Company’s Broker in such quantity and at such price, not exceeding the Maximum Buyback Price of Rs. 3,500 (Rupees three thousand five hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the equity shares on the Stock Exchanges. When the Company has placed an order for Buyback of equity shares, the identity of the Company as a purchaser would be available to the market participants of the Stock Exchanges.

4.7

Procedure for Buyback of Demat Shares: Beneficial owners holding Demat Shares who desire to sell their equity shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Stock Exchanges by indicating to their broker the details of the equity shares they intend to sell whenever the Company has placed a “buy” order for Buyback of the equity shares. The Company shall place a “buy” order for Buyback of Demat Shares, by indicating to the Company’s Broker, the number of equity shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company’s Broker in accordance with the requirements of the Stock Exchanges and SEBI.

4.8	It may be noted that a uniform price would not be paid to all the shareholders/beneficial owners pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder/beneficial owner was executed.

4.9	Procedure for Buyback of Physical Shares: The Company shall approach the Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 15A of the Buyback Regulations (“Physical Share Buyback Window”).

4.10	Upon completion of formalities with the Stock Exchanges to use their physical share Buyback Window, the Company shall Buyback the physical shares from the shareholders. The procedure for Buyback of physical shares in the physical shares Buyback Window shall be subject to requirements provided by the Stock Exchanges and any directions in this regard. As per Regulation 15A of the Buyback Regulations:

(i)	The physical share Buyback Window shall remain open during the Buyback period, for the Buyback of physical shares.

(ii)	Physical shares shall be bought back from eligible shareholders through the physical shares Buyback Window, only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company’s Broker.

(iii)	The price at which the physical shares are bought back shall be the volume weighted average price of the equity shares bought back in Demat form, during the calendar week in which such physical shares are received by broker. In case no equity shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the equity shares in Demat Form would be considered. The price of physical shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the equity shares of the Company during the preceding calendar week.

(iv)	Company’s Broker will charge a brokerage of 0.5% upon successful execution of the transaction and will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout of the Stock Exchange, which in no event will be later than 7 days after the date of sale.

4.11	Shareholders holding physical shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the

(i)	original physical share certificate(s);

(ii)	valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the equity shares are in joint names in the same order in which they hold equity shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the equity shares bought back in favour of the Company;

(iii)	In case of unregistered shareholder - (a) Original equity share certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized Stock Exchange in relation to the purchase of the equity shares being tendered in this case;

(iv)	KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including by joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company’s Registrar and Share Transfer Agent at the details mentioned in Paragraph 15.2 below;

(v)	Bank account details of the first named holder along with copy of a self-attested cancelled cheque;

(vi)	a self-attested copy of the shareholder’s (including joint holders) PAN Card or other document confirming the shareholder’s identity;

(vii)	a self-attested copy of a document confirming the shareholder’s current address;

(viii)	Telephone number and email address of all the shareholders (including joint shareholders);

(ix)	copies of regulatory approvals required, if any, by the shareholder for the transfer of equity shares to the Company;

(x)	any other relevant documents such as power of attorney, corporate authorization (such as, board resolution/specimen signatures), notarised copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

Kotak Securities Limited

27 BKC, C-27, G Block,

Bandra Kurla Complex, Bandra (East)

Mumbai - 400051

Contact: Mr. Karl Sahukar, Tel: +91 22 4336 0827

(xi)	The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter ID card / Driving license, (ii) PAN card with photograph, (iii) Identity card / document with applicant’s photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their Members; and Credit cards / Debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii)	The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like Telephone Bill (only land line), Electricity bill or Gas bill - Not more than 3 months old, (iii) Bank Account Statement / Passbook - Not more than 3 months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / Documents issued by any Govt. or Statutory Authority and (vi) Identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their Members. Please note that documents having an expiry date should be valid on the date of submission.

4.12	Shareholders are free to sell or hold their physical equity shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding equity shares in the physical form, who are desirous of selling their equity shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.13	Shareholders holding physical shares should note that physical shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.11 of Part B above is submitted to Company’s Broker. Acceptance of the physical shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the physical shares in the week subsequent to the week in which such physical shares are received by the broker.

Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding physical shares, the price payable for the Buyback of such physical shares will be the price applicable in accordance with Paragraph 4.10 of Part B above during the week in which the documentation in respect of the Buyback of such physical shares has been completed in all respects.

4.14	Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company’s Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.15	Subject to the Company purchasing equity shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to Buyback any equity shares or confer any right on the part of any shareholder to have any equity shares bought back, even if the Maximum Buyback Size has not been reached, and/or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (Two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.16	The Company shall submit the information regarding the equity shares bought back by it, to the Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the equity shares bought back by it on its website on a daily basis.

4.17	The holders of ADSs of the Company may participate in the Buyback by withdrawing his or her ADSs from the depository facility, acquiring underlying equity shares upon such withdrawal and then selling those equity shares back to the Company in the open market in India. There can be no assurance that the equity shares offered by an ADS investor in the Buyback will be accepted. ADS investors are advised to consult their legal advisors for advice prior to participating in the Buyback, including advice related to any related regulatory approvals and tax issues.

5.	Method of Settlement

5.1

Settlement of Demat Shares: The Company will pay consideration for the Buyback to the Company’s Broker on or before every pay-in date for each settlement, as applicable to the respective Stock Exchanges where the transaction is executed. The Company has opened a depository account styled “Escrow Account - Dr. Reddy’s Laboratories Limited – Buyback” with Kotak Mahindra Bank Limited (“Buyback Demat Account”). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company’s Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant (“DP”) for debiting their beneficiary account maintained with the DP and crediting the same to the broker’s pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company’s Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their equity shares to the Company as referred to in Paragraph 4.13 of Part B

5.2	Settlement of Physical Shares: Shareholders holding physical shares would be required to present the complete set of documents referred to in Paragraph 4.11 of Part B above to Company’s Broker within the time period prescribed under the Act.

5.3	Extinguishment of Demat Shares: The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Act. The equity shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares, provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4	Extinguishment of Physical Shares: Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited (“Merchant Bankers”) and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all physical shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5	Consideration for the equity shares bought back by the Company shall be paid only by way of cash.

6.	Brief Information about the Company

6.1	The Company was incorporated under the Companies Act, 1956, on 24 February 1984 having CIN:L85195TG1984PLC004507 and is listed on the Stock Exchanges. The ADSs of the Company are traded on the New York Stock Exchange (NYSE) under the symbol ‘RDY’. The registered office of the Company is situated at 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034.

6.2	The Company is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. The Company operates in markets across the globe, and its major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

7.	Brief financial information about the Company

7.1	Financial information on the basis of audited standalone financial statements of the Company for the last three financial years ended 31 March 2015, 31 March 2014 and 31 March 2013 and the unaudited standalone financial statements for the nine months ended 31 December 2015 is provided hereunder:

	Amount in Rs. Lacs, unless otherwise stated
Particulars	For nine months ended 31 Dec 2015	For the year ended 31 March 2015	For the year ended 31 March 2014	For the year ended 31 March 2013
	Unaudited	Audited	Audited	Audited
Income
Revenue from Operations	780,441	992,745	964,684	824,467
Other operating revenue	4,652	8,349	8,121	18,934

Total revenue	785,093	1,001,094	972,805	843,401

Expenses
Cost of Materials consumed	149,829	232,263	224,802	234,102
Purchase of stock in trade	48,369	52,606	46,904	39,308
Changes in inventories of finished goods, work-in-progress and stock-in-trade	(7,486)	(2,896)	(17,048)	(10,073)
Employee benefits expense	126,018	149,086	141,991	129,601
Selling expenses	77,168	106,350	89,898	76,684
Depreciation and amortisation expense	46,797	49,023	38,050	31,285
Provision for decline in the value of long-term investments	—	—	2,449	2,232
Other expenditure	187,864	224,585	207,635	172,980

Total expenses	628,559	811,017	734,681	676,119

Profit from operations before other income, finance costs and exceptional items	156,534	190,077	238,124	167,282
Other Income	15,147	22,285	15,146	14,171
Profit from ordinary activities before finance costs and exceptional items	171,681	212,362	253,270	181,453
Finance Costs	4,921	6,380	7,831	6,140
Profit from ordinary activities after finance costs but before exceptional items	166,760	205,982	245,439	175,313
Exceptional Items	—	—	—	—
Profit from ordinary activities before tax	166,760	205,982	245,439	175,313

Tax expense	30,745	38,047	52,155	48,766
Net Profit from ordinary activities after tax	136,015	167,935	193,284	126,547
Extraordinary items	—	—	—	—
Net Profit for the period	136,015	167,935	193,284	126,547
Paid-up equity share capital (Face Value of Rs. 5 per Share)	8,530	8,519	8,505	8,492
Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year	1,054,880	1,054,880	924,377	769,869
Earnings per share
- Basic	79.77	98.60	113.67	74.54
- Diluted	79.47	98.18	113.13	74.17
Key Ratios Basic:
Book Value per share	704.84	624.11	548.40	458.30
Debt – Equity Ratio	0.24	0.29	0.29	0.27
Return on average net worth	16%	17%	23%	17%

Notes:

(i)	Profit / (Loss) for the period is considered for computation of key ratios

(ii)	Reserves and surplus includes stock options outstanding

(iii)	For nine months ended 31st December 2015, return on average net worth is annualized

(iv)	Basic Earnings Per Share = Profit / (Loss) for the period / Weighted average no. of Equity Shares

(v)	Diluted Earnings per share = Profit / (Loss) for the period / Weighted average no. of shares, assuming issuance of all the shares kept in abeyance

(vi)	Book Value per share = Net Worth (without rounding off) / No. of Equity Shares at the year-end (without rounding off)

(vii)	Debt to Equity Ratio = Debt/ (Equity share capital + Reserves)

(viii)	Return on average net worth = Profit / (Loss) for the period / Average of the opening and closing Networth for the year.

(ix)	Figures have been rounded off, as necessary. Any discrepancies between the figures listed above and the ones in annual reports are due to rounding off.

7.2	Financial information on the basis of audited consolidated financial statements of the Company for the last three financial years ended 31 March 2015, 31 March 2014 and 31 March 2013 and the unaudited consolidated financial statement for the nine months ended 31 December 2015 based on International Financial Reporting Standards (IFRS) is provided hereunder:

		Amount in Rs. Lacs, unless otherwise stated
Sl. No.	Particulars	For nine months ended 31 Dec 2015	For the year ended 31 March 2015	For the year ended 31 March 2014	For the year ended 31 March 2013
		Unaudited	Audited	Audited	Audited
1	Net Income from Sales and Services	1,171,460	1,481,889	1,321,703	1,162,656
2	Cost of Sales and Services
	a) (Increase) / decrease in stock-in-trade and work-in-progress	(18,999)	(5,564)	(33,094)	(13,608)
	b) Consumption of raw materials	175,894	280,969	273,402	304,439
	c) Purchase of traded goods	91,577	92,652	76,797	79,189
	d) Other expenditure	212,940	259,803	246,583	186,850
3	Gross Profit (1 - 2)	710,047	854,029	758,015	605,786
4	Selling, General and Administrative expenses	340,700	425,848	387,830	342,720
5	Research and Development expenses	129,550	174,488	124,023	76,733
6	Other (income) / expense, net	(5,670)	(9,167)	(14,159)	(24,790)
7	Operating profit (3) - (4 + 5 + 6)	245,467	262,860	260,321	211,123
8	Finance (expense) / income, net	(620)	16,818	3,995	4,599
9	Share of profit of equity accounted affiliate, net of income taxes	1,700	1,948	1,741	1,044
10	Profit before tax (7 + 8 + 9)	246,547	281,626	266,057	216,766
11	Tax expense	53,880	59,840	50,937	49,004
12	Net Profit after tax (10 - 11)	192,667	221,786	215,120	167,762
13	Extra-ordinary items (net of tax expense)	—	—	—	—
14	Net Profit for the period / year (12 - 13)	192,667	221,786	215,120	167,762
15	Net Profit attributable to:
	- Equity holders of the Company	192,667	221,786	215,145	167,774
	- Non-controlling interest	—	—	(25)	(12)

16	Paid-up equity share capital (Face value of Rs. 5/- each)	8,530	8,519	8,505	8,492
17	Securities premium, retained earnings, share based payment reserve and other components of equity	1,104,499	1,104,499	899,541	719,408
18	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	112.99	130.22	126.52	98.82
	- Diluted	112.63	129.75	126.04	98.44
	Key Ratios Basic:
	Book Value per share	754.25	653.25	533.78	428.56
	Debt – Equity Ratio	0.26	0.39	0.49	0.50
	Return on average net worth	21%	22%	26%	26%

Notes:

(i)	Profit / (Loss) for the period is considered for computation of key ratios

(ii)	Reserves and surplus includes stock options outstanding

(iii)	For nine months ended 31st December 2015, return on average net worth is annualized

(iv)	Basic Earnings per share = Profit / (Loss) for the period / Weighted average no. of Equity Shares

(v)	Diluted Earnings per share = Profit / (Loss) for the period / Weighted average no. of shares, assuming issuance of all the shares kept in abeyance

(vi)	Book Value per share = Net Worth (without rounding off) / No. of Equity Shares at the year-end (without rounding off)

(vii)	Debt to Equity Ratio = Debt/ (Equity share capital + Reserves)

(viii)	Return on average net worth = Profit / (Loss) for the period / (Average of the opening and closing Networth for the year)

(ix)	Figures have been rounded off, as necessary. Any discrepancies between the figures listed above and the ones in annual reports are due to rounding off

8.	Details of Escrow Account

8.1	In accordance with Regulation 15B of the Buyback Regulations and towards security for performance of its obligations under the Buyback Regulations, the Company has entered into an escrow agreement dated 30 March 2016 with the Merchant Banker and Kotak Mahindra Bank Limited (“Escrow Bank”) pursuant to which the Company has opened a) an escrow account bearing number 1411738902 titled Dr. Reddy’s Laboratories Limited – Escrow Account (the “Escrow Account”). The Company has authorized the Merchant Banker to operate the Escrow Account in compliance with the Buyback Regulations and the Escrow Agreement. The Company has deposited in the Escrow Account cash aggregating to Rs. 3,92,35,42,875/- (Rupees three hundred ninety two crores thirty five lacs forty two thousand eight hundred seventy five only), being 25% of the Maximum Buyback Size (“Escrow Amount”) in accordance with the Buyback Regulations.

8.2	The interest on Escrow Account will not be part of this escrow arrangement. The Company has authorised the Merchant Banker to the Buyback to operate the Escrow Account in compliance with the Buyback Regulations.

8.3	The funds in the Escrow Account may be released for making payment to the shareholders subject to atleast 2.5% of the Maximum Buyback Size remaining in the escrow account at all points in time.

8.4	If the Company is not able to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account upto a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.5	The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9.	Listing Details and Stock Market Data

9.1	The equity shares are listed on the Stock Exchanges.

9.2	The high, low and average market prices of the equity shares for the preceding three years and the monthly high, low and average market prices of the equity shares for the six months preceding the date of this Public Announcement and their corresponding volumes on the BSE and the NSE are as follows:

BSE

Twelve months period ended	High (INR)	Date of High	No. of equity shares traded on that date	Low (INR)	Date of low	No. of equity shares traded on that date	Average price INR *	Total volume traded in the period	Total turnover of the business transacted in the period (INR)
31-Mar-14	2,939.80	28-Feb-14	29,880	1,766.30	01-Apr-13	20,894	2355.09	55,99,140	13,09,58,36,941
31-Mar-15	3,662.00	01-Dec-14	10,519	2,250.00	19-May-14	79,064	2985.16	63,37,199	18,40,14,03,176
31-Mar-16	4382.95	20-Oct-15	12254	2,750	21-Jan-16	58,318	3538.27	99,08,340	33,80,71,26,775

During each of the last six months preceding the date of this public announcement

Last six months	High (INR)	Date of High	No. of equity shares traded on that date	Low (INR)	Date of low	No. of equity shares traded on that date	Average price INR *	Total volume traded in the period	Total turnover of the business transacted in the period (INR)
Sep-15	4,308.25	01-Sep-15	15,431	3,855.65	23-Sep-15	8,257	4,046.76	3,88,628	1,57,40,57,082
Oct-15	4,382.95	20-Oct-15	12,254	4,080.00	28-Oct-15	16,977	4,219.69	5,62,523	2,38,31,35,498
Nov-15	4,375.30	04-Nov-15	10,126	3,049.75	26-Nov-15	2,80,231	3,555.15	24,68,369	8,37,09,72,814
Dec-15	3,265.00	02-Dec-15	74,393	2,950.50	11-Dec-15	66,650	3,076.13	12,71,471	3,92,60,68,449
Jan-16	3,122.90	01-Jan-16	19,600	2,750.00	21-Jan-16	58,318	2,958.60	8,43,357	2,48,80,54,545
Feb-16	3,151.85	18-Feb-16	1,11,200	2,814.80	15-Feb-16	38,546	3,004.54	10,77,257	3,23,30,09,322
Mar-16	3,280.00	4-Mar-16	57,652	2,891.95	29-Mar-16	52,420	3,119.52	7,36,401	2,29,17,48,510

*	Average price is the arithmetic mean of the various weighted average prices for all trading days during the given period source : www.bseindia.com

NSE

Twelve months period ended	High (INR)	Date of High	No. of equity shares traded on that date	Low (INR)	Date of low	No. of equity shares traded on that date	Average price INR *	Total volume traded in the period	Total turnover of the business transacted in the period (INR)
31-Mar-14	2,939.40	28-Feb-14	1,123,755	1,768.25	01-Apr-13	3,79,436	2,354.79	8,17,11,432	1,91,80,57,58,000
31-Mar-15	3,666.25	01-Dec-14	214,232	2,246.50	19-May-14	10,47,342	2,985.33	9,22,91,860	2,66,18,15,65,000
31-Mar-16	4386.6	20-Oct-15	363,202	2750.05	21-Jan-16	623,985	3538.09	117,848,570	4,13,50,38,82,000

During each of the last six months preceding the date of this public announcement

Last six months	High (INR)	Date of High	No. of equity shares traded on that date	Low (INR)	Date of low	No. of equity shares traded on that date	Average price INR *	Total volume traded in the period	Total turnover of the business transacted in the period (INR)
Sep-15	4,309.45	01-Sep-15	4,97,523	3,851.65	08-Sep-15	4,16,533	4,047.34	86,12,268	34,93,65,45,000
Oct-15	4,386.60	20-Oct-15	3,63,202	4,080.10	28-Oct-15	6,45,418	4,220.59	1,07,53,973	45,28,13,82,000
Nov-15	4,379.20	04-Nov-15	2,86,491	3,047.05	27-Nov-15	13,88,236	3,556.90	2,46,64,377	84,84,10,19,000
Dec-15	3,265.00	02-Dec-15	8,35,919	2,951.00	11-Dec-15	4,85,851	3,076.44	1,17,09,161	36,17,14,68,000
Jan-16	3,123.00	01-Jan-16	1,71,860	2,750.05	21-Jan-16	6,23,985	2,958.13	79,94,450	23,63,72,33,000
Feb-16	3,154.40	18-Feb-16	11,31,720	2,813.05	15-Feb-16	3,80,782	3,004.73	1,07,85,081	32,39,97,10,000
Mar-16	3,283.00	4-Mar-16	5,92,633	2,887.15	29-Mar-16	5,06,798	3,118.52	85,82,298	26,70,73,90,000

*	Average price is the arithmetic mean of the various weighted average prices for all trading days during the given period source www.nseindia.com

9.3	There has been no change in the equity share capital of the Company including by way of bonus issue, rights issue or consolidation of equity shares other than by way of allotment of equity shares on exercise of stock options under the employee stock option schemes of the Company during the period for which data has been disclosed in the table above.

9.4	The market price immediately after the date of the resolution of the Board of Directors approving the Buyback

Date	Description	NSE		BSE
		High	Low	High	Low
09.02.2016	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	3115.00	2948.00	3112.00	2950.00
10.02.2016	Day on which Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	2937.65	2825.00	2935.00	2828.00
17.02.2016	Board Meeting Date*	2989.00	2879.10	2989.85	2877.00
18.02.2016	First Trading Day post Board Meeting Date	3154.40	3020.00	3151.85	3020.00

*	The Board, at its meeting held on 17 February 2016, approved the proposal for the Buyback at a price not exceeding Rs. 3,500/- (Rupees three thousand five hundred only) per equity share

10.	Present capital structure and shareholding pattern

10.1	The capital structure of the Company, as on the date of the Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

	As on date of the public announcement	Post completion of the Buyback *
Authorised:
24,00,00,000 equity shares of Rs. 5/- each	1,20,00,00,000	1,20,00,00,000
Issued:	85,30,39,265	83,06,19,020
17,06,07,853 equity shares of Rs. 5/- each fully paid up
Subscribed and fully paid up:	85,30,38,265	83,06,18,020
17,06,07,653 equity shares of Rs. 5/- each fully paid up

*	Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of equity shares bought back under the Buyback.

10.2	As on the date of this Public Announcement, there are no partly paid up equity shares, no call-in-arrears and no outstanding instruments convertible into equity shares. However, as of 31 March 2016, the Company had vested and unvested employee stock options pursuant to exercise of which the Company would be required to issue a maximum of 519,391 (five lac nineteen thousand three hundred ninety one) equity shares to the employees of the Company.

10.3	Shareholding pattern of the Company, as on 31 March 2016, was as shown below:

	Pre Buyback		Post Buyback
Shareholders	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and/or persons who are in the control and/or acting in concert (Promoter Group)	4,36,49,762	25.58	4,36,49,762	26.28
Indian Financial Institutions	45,87,435	2.69
Banks	2,42,636	0.14
Mutual Funds	54,45,931	3.19
Indian Public & Corporates	2,00,02,458	11.73
Foreign Institutional Investors	6,14,10,798	36.00	12,24,73,842	73.72
NRIs	20,85,783	1.22
Foreign Nationals	5,762	0.00
Foreign Companies	45,94,279	2.70
American Depository Shares (ADS)	2,85,82,809	16.75

Total	17,06,07,653	100.00	16,61,23,604	100.00

*	Assuming the Company buys back the Maximum Buyback Shares. The shareholding, post completion of the Buyback, may differ depending upon the actual number of equity shares bought back in the Buyback.

11.	Shareholding of the Promoters

11.1	Details of aggregate shareholding in the Company of the Promoters and the Directors of the Promoters where the Promoter is a company and of Persons in Control of the Company, as on date of this Public Announcement, are as below:

Sl. No.	Promoter/Promoter Companies/Persons who are in control	No. of Equity Shares	%
1.	Dr. Reddy’s Holdings Limited	3,99,61,234	23.42
2.	Mr. Satish Reddy	12,05,832	0.71
3.	Ms. K Samrajyam	11,15,360	0.65
4.	Mr. G V Prasad	13,65,840	0.80
5.	Ms. G Anuradha	1,496	0.00
6.	Ms. K Deepti Reddy	0	—
7.	APS Trust	0	—
8.	VSD Holdings & Advisory LLP	0	—
9.	K Satish Reddy (HUF)	0	—
10.	Ms. G Vani Sanjana Reddy	0	—
11.	Ms. G Mallika Reddy	0	—
12.	G V Prasad (HUF)	0	—
13.	Mr. G Sharathchandra Reddy	0	—
14.	Ms. K Shravya Reddy	0	—

	Total	4,36,49,762	25.58

Mr. Satish Reddy, Mr. G V Prasad, Ms. G Anuradha and Ms. K Deepti Reddy are Directors of Dr. Reddy’s Holdings Limited (Promoter Company).

11.2	Further out of above category of shareholders, only Dr. Reddy’s Holdings Limited has dealt in equity shares of the Company by purchasing them during the twelve months preceding the date of this Public Announcement as per details mentioned herein below:

Particulars	Equity shares Purchased	Rate of Purchase (Rs.)	No. of equity shares after purchase
Holding as on 01 April 2015	—	—	3,97,29,284
27 May 2015	5,000	3,543.41	3,97,34,284
28 May 2015	25,000	3,547.11	3,97,59,284
28 May 2015	3,650	3,513.42	3,97,62,934
10 August 2015	23,300	4,277.57	3,97,86,234
10 August 2015	700	4,278.70	3,97,86,934
21 August 2015	12,000	4,238.63	3,97,98,934
25 August 2015	11,250	3,964.73	3,98,10,184
8 September 2015	300	3,890.48	3,98,10,484
8 September 2015	12,200	3,892.32	3,98,22,684
22 September 2015	6,500	3,937.54	3,98,29,184
10 November 2015	30,000	3,384.79	3,98,59,184
13 November 2015	15,000	3,353.92	3,98,74,184
17 November 2015	21,450	3,439.83	3,98,95,634
27 November 2015	16,000	3,099.00	3,99,11,634
04 December 2015	9,000	3,196.76	3,99,20,634
08 December 2015	16,000	3,099.79	3,99,36,634
12 January 2016	24,600	2,907.56	3,99,61,234

Total Purchase	2,31,950

11.3	The Promoters are not permitted to deal in the equity shares on the Stock Exchanges or off-market, including inter-se transfer of equity shares among the Promoters from the date of the Board approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

11.4	The aggregate shareholding of the Promoters as on date of this Public Announcement is 25.58% of the total equity share capital of the Company. While the Promoters are not eligible to participate in the Buyback, depending on the number of equity shares bought back by the Company, their effective shareholding percentage in the Company, will increase marginally.

11.5	Such an increase in the percentage holding/voting rights of the Promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

12.	Management Discussion and Analysis on the likely impact of the Buyback on the Company

12.1	The Buyback is not likely to cause any material impact on the earnings of the Company, except for the cost of financing the Buyback, being a reduction in the treasury income that the Company could have otherwise earned on the funds deployed for the Buyback.

12.2	The Buyback of equity shares will result in a reduction in share capital and consequently, is expected to be EPS accretive. The Company believes that the Buyback will contribute to the overall enhancement of shareholders value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances/deposits and/or short term investments and/or internal accruals of the Company. The Buyback is not likely to cause any material impact on the earnings of the Company, except for the cost of financing the Buyback, being a reduction in treasury income that the Company could have otherwise earned on the funds deployed for the Buyback.

12.3	Pursuant to Regulation 15(b) of the Buyback Regulations, the Promoters are not entitled to participate under the Buyback. The Buyback of equity shares will not result in a change in control or otherwise affect the existing management structure of the Company.

12.4	Consequent to the Buyback and based on the number of equity shares bought back from the shareholders excluding the Promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid up equity share capital of the Company.

12.5	As required under Section 68(2)(d) of the Companies Act, 2013 the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid up equity share capital and free reserves post the Buyback.

12.6	Unless otherwise determined by the Board (including a committee thereof, if any, constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

12.7	The Company shall not raise further capital for a period of one year from the closure of the Buyback, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and the Company shall not issue any shares or other specified securities including by way of bonus till the date of closure of the Buyback.

12.8	Consequent to the Buyback and based on the number of equity shares bought back by the Company from its shareholders (other than from its promoters and promoter group), the shareholding pattern of the Company would undergo a change.

13.	Statutory approvals

13.1	Pursuant to Sections 68, 69, 70 and other applicable provisions of the Companies Act, 2013 and the Rules, if any, there under and the Buyback Regulations, the Company has obtained the Board approval and the shareholders approval as mentioned above.

13.2	The Buyback from each shareholder is subject to all statutory consents and approvals as may be required by such shareholder under applicable laws and regulations. The shareholders shall be solely responsible for obtaining all such statutory consents and approvals (including, without limitation the approvals from the Reserve Bank of India, if any) as may be required by them in order to sell their equity shares to the Company pursuant to the Buyback. Shareholders would be required to provide copies of all such consents and approvals obtained by them to the Company’s Broker.

13.3	The Buyback shall be subject to such necessary approvals as may be required and the Buyback from overseas corporate bodies and other applicable categories, shall be subject to such approvals of the Reserve Bank of India, if any, under the Foreign Exchange Management Act, 1999.

13.4	To the best of the knowledge of the Company, no other statutory approvals are required by it for the Buyback, as on the date of this Public Announcement. Subject to the obligation of the shareholders to obtain the consents and approvals necessary for transfer of their equity shares to the Company as set out in Paragraph 13.2 of Part B above, the Company shall obtain such statutory approvals as may be required, from time to time, if any, for completion of the Company’s obligations in relation to the Buyback.

14.	Collection and Bidding Centres

14.1	The Buyback will be implemented by the Company by way of open market purchases through the Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centres and bidding centres is not applicable.

15.	Compliance Officer and Investor Service Centre

15.1	Mr. Sandeep Poddar, Company Secretary of the Company has been appointed as the Compliance Officer for the Buyback in terms of Regulation 19(3) of the Buyback Regulations. E-mail : shares@drreddys.com, Tel +91 40 4900 2900

15.2	The Company’s Registrar and Share Transfer Agent – M/s. Bigshare Services Private Limited, having their office at 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital Somajiguda, Rajbhavan Road, Hyderabad 500 082, Telangana are appointed as the investor service centre for the purposes of the Buyback, in terms of Regulation 19(3) of the Buyback Regulations. E-mail bsshyd@bigshareonline.com, Tel +91 40 2337 4967

16.	Merchant Banker to the Buyback

The Company has appointed the following as Merchant Banker to the Buyback:

Kotak Mahindra Capital Company Limited,

Address: 27 BKC, C-27, G Block,

Bandra Kurla Complex, Bandra (E),

Mumbai, 400051. Tel: +91 22 4336 0128,

Fax: +91 22 6713 2445,

e-mail: project.drlbuyback@kotak.com

Contact Person: Mr. Ganesh Rane

17.	Directors’ Responsibility

As per Regulation 19(1)(a) of the Buyback Regulations, the Board accepts responsibility for the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that the information in such documents contains and will contain true, factual and material information and does not and will not contain any misleading information.

For and on behalf of the Board

of Dr. Reddy’s Laboratories Limited

Satish Reddy	G V Prasad	Sandeep Poddar

Chairman	Co-Chairman, MD & CEO	Company Secretary

Place: Hyderabad

Date: 11 April 2016